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                              June 17, 2024

       Ying Ying Chow
       Chief Executive Officer
       PTL Limited
       111 North Bridge Road
       #23-06A
       Peninsula Plaza
       Singapore 179098

                                                        Re: PTL Limited
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted on June
4, 2024
                                                            CIK No. 0002016337

       Dear Ying Ying Chow:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       May 23, 2024 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 61

   1. Refer to your revised disclosure in response to prior comment 2. You twice mention therein "when the sales
volume reaches a certain level." Please disclose what that sales volume level is and why
that level is determinative.
 Ying Ying Chow
FirstName  LastNameYing Ying Chow
PTL Limited
Comapany
June       NamePTL Limited
     17, 2024
June 17,
Page 2 2024 Page 2
FirstName LastName
       Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Mengyi    Jason    Ye, Esq.